Exhibit (a)(5)(E)

IN THE CIRCUIT COURT OF THE ELEVENTH JUDICIAL CIRCUIT
IN AND FOR MIAMI-DADE COUNTY, FLORIDA

ARTHUR I. MURPHY, JR., Individually and		Case No. 09 - 53113CA0 6
on Behalf of All Others Similarly Situated,	)
	)	SHAREHOLDER CLASS ACTION
Plaintiff,	)	COMPLAINT BASED UPON SELF
	)	DEALING AND BREACH OF FIDUCIARY
vs.	)	DUTY
)
NOVEN PHARMACEUTICALS, INC.,	)	CLASS REPRESENTATION
PETER BRANDT, JOHN G. CLARKSON,	)
DONALD A. DENKHAUS, PEDRO P.	)	ORIGINAL
GRANADILLO, FRANCOIS NADER,	)	FILED
PHILLIP M. SATOW, ROBERT G.	)	JUL 15 2009
SAVAGE, and WAYNE P. YETTER,	)	HARVEY RUVIN
	)	CLERK
Defendants.	)
)
	)	JURY TRIAL DEMANDED

     Plaintiff Arthur I. Murphy, Jr. (“Plaintiff”), by and through his attorneys, individually and on behalf of all others similarly situated, files this Shareholder Class Action Complaint Based upon Self Dealing and Breach of Fiduciary Duty (the “Complaint”) against the Defendants herein named, and alleges as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by Plaintiff on behalf of the public holders of Noven Pharmaceuticals, Inc. (“Noven” or the “Company”) common stock against Noven and its senior officers and directors arising out of their attempts to provide certain Noven insiders and directors with preferential treatment in connection with a definitive merger agreement (“Merger”) with Hisamitsu Pharmaceutical Co., Inc. (“Hisamitsu”). This action seeks equitable relief only.
     2. In pursuing the unlawful plan to squeeze out Noven’s public stockholders for grossly inadequate consideration, the Defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and have aided and abetted such breaches by Noven’s officers and directors. Instead of attempting to obtain the highest value reasonably available for the Company’s stockholders, Defendants spent a substantial effort tailoring the Merger to meet the specific needs of Hisamitsu and certain Noven insiders.
     3. Because Defendants dominate and control the business and corporate affairs of Noven and are in possession of private corporate information concerning Noven’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Noven, which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

     4. In short, the Merger is designed to unlawfully divest Noven’s public stockholders of their holdings without providing them the maximized value they are entitled to. Defendants know that these assets will continue to produce substantial revenue and earnings.
JURISDICTION AND VENUE
     5. This Court has jurisdiction over each Defendant named herein because each Defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Florida so as to render the exercise of jurisdiction by the Florida courts permissible under traditional notions of fair play and substantial justice.
     6. Venue is proper in this Court because one or more of the Defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the Defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Noven’s shareholders occurred in this County, and Defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.
PARTIES
     7. Plaintiff is, and at all times relevant hereto has been, a shareholder of Noven.
     8. Defendant Noven is a Delaware corporation headquartered with its principal place of business located at 11960 S.W. 144th Street, Miami, Florida 33186. The Company is publicly traded under the NASDAQ stock ticker “NOVN” and is a specialty pharmaceutical company engaged in the research, development, manufacturing, licensing, marketing and sale of prescription pharmaceutical products.

     9. Defendant Peter Brandt (“Brandt”) is and at all relevant times has been a director of Noven. Defendant Brandt received a 2009 base salary increase of 3% for a total amount of $674,375, in addition to a substantial amount in equity grants in 2008.
     10. Defendant John G. Clarkson (“Clarkson”) is and at all relevant times has been a director of Noven. In 2008, Clarkson received a total of $158,500 in compensation.
     11. Defendant Donald A. Denkhaus (“Denkhaus”) is and at all relevant times has been a director of Noven. In 2008, Denkhaus received a total of $162,250 in compensation.
     12. Defendant Pedro P. Granadillo (“Granadillo”) is and at all relevant times has been a director of Noven.
     13. Defendant Francois Nader (“Nader”) is and at all relevant times has been a director of Noven.
     14. Defendant Phillip M. Satow (“Satow”) is and at all relevant times has been a director of Noven. In 2008, Satow received a total of $118,500 in compensation.
     15. Defendant Robert G. Savage (“Savage”) is and at all relevant times has been a director of Noven. In 2008, Savage received a total of $160,000 in compensation.
     16. Defendant Wayne P. Yetter(“Yetter”) is and at all relevant times has been a director of Noven, and is Chairman of Noven’s Board of Directors. In 2008, Yetter received a total of $208,983 in compensation.
     17. The Defendants named above in ¶¶9-16 are sometimes collectively referred to herein as the “Individual Defendants.”
DEFENDANTS’ FIDUCIARY DUTIES
     18. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits themselves from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     19. In accordance with their duties of loyalty and good faith, the Defendants, as directors and/or officers of Noven, are obligated under applicable law to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     20. Plaintiff alleges herein that Defendants, separately and together, in connection with the Merger, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Noven.

Defendants stand on both sides of the transaction, are engaging in self dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class, and choosing not to provide shareholders with all information necessary to make an informed decision in connection with the Merger. As a result of Defendants self dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their Noven common stock in the proposed Merger.
     21. Because Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Merger, the burden of proving the inherent or entire fairness of the Merger, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.
BACKGROUND TO THE PROPOSED MERGER
     22. Noven is a specialty pharmaceutical company engaged in the research, development, manufacturing, licensing, marketing and sale of prescription pharmaceutical products.
     23. Hisamitsu is a Japan-based pharmaceutical company that operates around the world, including in the United States, and maintains business segments dedicated to developing media outlets and the rearing of animals for pharmaceutical research.
     24. On July 14, 2009, Noven announced that it has entered into a definitive merger agreement with Hisamitsu “for total cash consideration of approximately $428 million, or $16.50 per share, in an all-cash tender offer for 100% of the outstanding shares of Noven.”
     25. Although the Defendants tout that the “offer price represents a 22% premium to the closing price of Noven’s common stock on July 13, 2009, and a 43% premium to Noven’s average closing price for the preceding 90 days,” the Merger substantially undervalues Noven.
     26. On May 7, 2009, Noven announced its 2009 first fiscal quarter financial results which demonstrate Noven’s meteoric potential. Compared to the corresponding 2008 quarter, Noven enjoyed a 29% increase in revenues and a 75% increase in net income. Likewise, Noven realized total product revenues of 47% in the 2009 quarter compared to 30% in the same quarter in 2008; and, increased research and development expenses by 40% compared to the corresponding quarter in 2008.
     27. Indeed, Defendant Brandt stated, “As our financial result and business highlights suggest, Noven is off to a strong start in 2009, with progress in each of our main business areas.” Brandt went onto to exalt that “for full-year 2009 we continue to expect [one of Noven’s major business segments] to report double-digit earnings growth.”
     28. For another of Noven’s business segments, Brandt stated,
[W]e continue to expect to achieve our gross margin targets for 2009, in part due to the manufacturing improvements implemented in the fourth quarter of 2008. These improvements contributed to a 47% consolidated gross margin for the 2009 Quarter, which is the highest consolidated gross margin reported by the company in over three years.
     29. Brant also added:
At Noven Therapeutics, targeted marketing and selling efforts, as well as closely-managed spending, permitted this unit to contribute on a segment basis $0.5 million (excluding amortization of $0.9 million) to our pre-tax profit in the 2009 Quarter, and advanced our commitment to deliver a $5.0 million improvement in this unit’s pre-tax contribution for full-year 2009 compared to 2008.
*       *       *
More broadly, an improved gross margin, expense controls and other company initiatives permitted us to deliver an 83% increase in pre-tax income in the 2009 Quarter, while increasing our investment in research and development by 40%... In light of our first quarter performance and our expectations for gross margin and other aspects of our business, we are raising our guidance for 2009 earning per share to $0.95 to $1.05 from our previous range of $0.85 to $0.95.
     30. Noven had $72.2 million in cash and equivalents and $11.8 million in investments at the end of the first fiscal quarter of 2009 compared with the relative respective numbers of $62.9 million and $15.5 million as of December 31, 2008. Additionally, Noven liquidated

$39.0 million of its investments at par value during 2008 and an additional $3.7 million at par value during the first fiscal quarter of 2009.
SELF-DEALING
     31. By reason of their positions with Noven, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Noven, and especially the true value and expected increased future value of Noven and its assets, which they have not disclosed to Noven’s public stockholders. Moreover, despite their duty to maximize shareholder value, the Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Noven’s public shareholders.
     32. As part of their employment agreements with Noven, the Individual Defendants will enjoy generous change of control and termination payments. For instance, Defendant Brandt could receive nearly $2.5 million as a result of the Merger. Indeed, on May 22, 2009 Noven stockholders approved of an Equity Incentive Plan for the benefit of the Individual Defendants.
     33. The proposed sale is wrongful, unfair and harmful to Noven’s public stockholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, Defendants are attempting to deny Plaintiff and the Class their shareholder rights via the sale of Noven on terms that do not adequately value the Company. Accordingly, the Merger will only benefit Defendants and Hisamitsu.
     34. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:
•	Withdraw their consent to the sale of Noven and allow the shares to trade freely;

•	Act independently so that the interests of Noven’s public stockholders will be protected;

•	Adequately ensure that no conflicts of interest exist between Defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Noven’s public stockholders; and

•	Consider alternatives to the Merger including the solicitation of bids from interested third-parties to assure that the Company’s shareholders are receiving the maximum value for their shares.
DEFENDANTS FAILED TO MAXIMIZE SHAREHOLDER VALUE
     35. As a result of Defendants’ conduct, Noven’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. In order to meet their fiduciary duties, Defendants are obligated to maximize shareholder value, not structure a preferential deal for themselves.
CLASS ACTION ALLEGATIONS
     36. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Noven stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.
     37. This action is properly maintainable as a class action.
     38. The Class is so numerous that joinder of all members is impracticable. According to Noven’s Securities and Exchange Commission filings, as of March 2, 2009, there were 24,913,418 shares of Common Stock outstanding, shares which are held by hundreds, if not thousands, of beneficial holders.
     39. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Merger;
          (b) whether the Individual Defendants are engaging in self dealing in connection with the Merger;
          (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Merger;
          (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Noven;
          (e) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Merger, including the duties of good faith, diligence, honesty and fair dealing;
          (f) whether the Individual Defendants have breached their fiduciary duties of candor to Plaintiff and the other members of the Class in connection with the Merger by failing to disclose all material information concerning the Merger;
          (g) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;
          (h) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and
          (i) whether Noven is aiding and abetting the wrongful acts of the Individual Defendants.

     40. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.
     41. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     42. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     43. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     44. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
CAUSES OF ACTION
COUNT I
Claim for Breach of Fiduciary Duties Against the Individual Defendants
     45. Plaintiff repeats and realleges each allegation set forth herein.
     46. Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, candor and independence owed to the public shareholders of Noven and have acted to put their personal interests and the interests of Hisamitsu ahead of the interests of Noven’s shareholders.
     47. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Noven.
     48. Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with Hisamitsu without regard to the fairness of the transaction to Noven’s shareholders and by failing to disclose all material information concerning the Merger to such shareholders.
     49. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Noven because, among other reasons:
          (a) they failed to take steps to maximize the value of Noven to its public shareholders to cap the price of Noven’s stock and to give Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;
          (b) they failed to properly value Noven;
          (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Merger; and
          (d) they failed to disclose all material information that would permit Noven’s stockholders to cast a fully informed vote on the Merger.
     50. Because Defendants dominate and control the business and corporate affairs of Noven, and are in possession of private corporate information concerning Noven’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Noven which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

     51. By reason of the foregoing acts, practices and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     52. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed Merger which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.
     53. Defendants are engaging in self dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and knowingly or recklessly have breached and are continuing to breach their fiduciary duties to the members of the Class.
     54. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the proposed Merger is enjoined by the Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Merger terms, and will not supply to Noven’s stockholders sufficient information to enable them to cast informed votes on the proposed Merger and may consummate the proposed Merger, all to the irreparable harm of the members of the Class.
     55. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
     56. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiffs counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
COUNT II
Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty
(Against Defendant Noven)
     57. Plaintiff repeats and realleges each allegation set forth herein.
     58. Defendant Noven is sued herein as aider and abettor of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of Noven.
     59. The Individual Defendants breached their fiduciary duties of good faith, loyalty, due care and candor to the Noven shareholders by failing to:
          (a) fully inform themselves of the market value of Noven before entering into the Merger Agreement;
          (b) act in the best interests of the public shareholders of Noven common stock;
          (c) maximize shareholder value;
          (d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Merger;
          (e) act in accordance with their fundamental duties of good faith, due care and loyalty;
          (f) put the shareholders’ best interests above those of the Individual Defendants; and
          (g) disclose all material information concerning the transaction to enable Noven’s shareholders to cast informed votes on the Merger.
     60. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendant Noven, which, therefore, aided and abetted such breaches via entering into the Merger with Hisamitsu.

     61. Defendant Noven had knowledge that it was aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Noven shareholders.
     62. Defendant Noven rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Noven shareholders.
     63. As a result of Noven’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares and will not be able to cast informed votes with all material information concerning the Merger.
     64. As a result of the unlawful actions of Defendant Noven, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Noven’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company, and will be voting on the basis of inadequate and incomplete information concerning the Merger. Unless the actions of Defendant Noven is enjoined by the Court, it will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the Maximization of shareholder value and the disclosure of material information.
     65. Plaintiff and the other members of the Class have no adequate remedy at law.
     66. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendant Noven. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against Defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Merger was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;
     C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Merger, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Noven’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;
     E. Rescinding, to the extent already implemented, the Merger or any of the terms thereof;
     F. Implementation of a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct;
     G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND
     Plaintiff demands a trial by jury on all issues so triable.

DATED: July 15, 2009	COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
JONATHAN M. STEIN
STUART A. DAVIDSON
CULLIN A. O’BRIEN

/s/ Cullin A. O’Brien CULLIN A. O’BRIEN

120 E. Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

ALFRED G. YATES JR
GERALD L. RUTLEDGE
LAW OFFICE OF ALFRED G. YATES JR., PC
519 Allegheny Building
429 Forbes Avenue
Pittsburgh, PA 15219
Telephone: 412/391-5164
412/471-1033 (fax)

Attorneys for Plaintiff